SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2011

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR CALLS FOR AER LINGUS EGM TO END BOARD'S "COVER UP" OF DELOITTE/MCCANN FITZGERALD REPORT AND TO END PENSION SCHEME UNCERTAINTY

Ryanair, a 29% shareholder in Aer Lingus Group plc (Aer Lingus) today (2nd Nov'2011) submitted a  requisition notice to Aer Lingus calling for an early EGM of Aer Lingus - to be convened within 3 weeks - so that Aer Lingus shareholders may discuss and vote upon two motions which Ryanair, and other analysts, believe will significantly improve shareholder value as follows:

1.   Calling on Aer Lingus to publish the Deloitte/McCann Fitzgerald Report - which Aer Lingus has so far covered up - into how Aer Lingus implemented a "leave and rehire" redundancy scheme in 2008, only to pay a €30m penalty to the Irish Revenue in 2011, to pay tax liabilities of those Aer Lingus employees who received substantial redundancy payments under this failed "leave and rehire" scheme.  Aer Lingus' Chairman, Colm Barrington refused to answer questions on this issue at its 2011 AGM, but now that the Board has received this Report into who was responsible for negotiating, advising on and implementing this scheme, and who was responsible for paying this €30m penalty (when Aer Lingus' pre tax profit was just €33m).   Ryanair believes this Report should be circulated to shareholders, and those individuals on the Board and in Senior Management responsible for the squandering of €30m of shareholder funds on this failed scheme, should be identified and held to account.  This Aer Lingus "cover up" is sadly typical of the poor standards of openness and transparency among some Irish listed companies, and the lack of oversight by Irish Regulators, which has led to so many Irish corporate failures in recent years.

2.   Calling on Aer Lingus to unequivocally state that it will not make any further contributions to its employee pension schemes (which had a deficit of "significantly more than €400m to €500m at March 2011") because Aer Lingus' IPO prospectus in 2006 assured investors that Aer Lingus' pension schemes were defined contribution only and so Aer Lingus has no liability for such deficits.  Ryanair remains concerned that recent multi-million payments by Aer Lingus to pay off the ESOT's bank debts of some €27m in December 2010, and to fund employee tax liabilities via the €30m Revenue penalty in March 2011, are indicative of Aer Lingus' feeble approach when responding to the vested interests of some of its trade union/employee groups, and their policy of treating Aer Lingus' cash reserves as a piggy bank for employee/trade union benefits.

3.   Ryanair has called on Aer Lingus to consider the payment of a special dividend of €110m from its over €900m current cash reserves, but in order to avoid any accusation of self interest, Ryanair has not tabled any dividend motion in its EGM requisition.  However, Ryanair and other analysts will continue to call for a modest dividend from Aer Lingus' €900m cash reserves.

Since Ryanair holds more than 10% of the share capital of Aer Lingus, it is entitled under Irish company law to requisition an EGM.  We trust, given the recent shortcomings in Irish corporate governance including the collapse of Anglo Irish Bank Plc (whose former CEO and Chairman, Mr Sean Fitzpatrick, was for many years Aer Lingus' Senior Independent Director), that the Irish Regulator and the Irish Stock Exchange will ensure that Aer Lingus complies with Irish Company Law and Stock Exchange regulations and facilitates Ryanair's EGM request, so that Aer Lingus shareholders may consider these two motions which Ryanair believes - and many analysts agree - will significantly enhance Aer Lingus shareholder value.

Ryanair's Michael O'Leary said:

"Given the failure of Irish regulation and governance in recent years, including the scandalous cover ups of governance and regulatory failures within Anglo Irish Bank, we trust that Aer Lingus will now comply with Irish Company Law and Irish Stock Exchange rules and consent to Ryanair's EGM request.

"The cover up by Aer Lingus of a Report into a €30m Revenue penalty which equates to over 90% of Aer Lingus' €33m pre-tax profits in 2010, and the repeated failure of Aer Lingus to assure shareholders that it will not make any further pension contributions to its Defined Contribution pensions schemes (as detailed in legally binding terms in Aer Lingus' 2006 IPO prospectus) is unacceptable and would not be tolerated by any other independent Stock Exchange or effective regulatory environment other than Ireland.

"Since the Irish Stock Exchange and the Irish Financial Regulator have failed to take any action to defend shareholders interests, Ryanair has been compelled to requisition this EGM and see if there is majority support among Aer Lingus shareholders to procure the publication of the covered up Deloitte/McCann Fitzgerald Report and to finally end any further possibility of Aer Lingus making additional contributions to what shareholders have been assured are defined contribution pension schemes.  Recent stockbroker analysis suggests that clarifying these issues could result in Aer Lingus' shareprice rising from some €0.70 now, to over €1.00."

For further information
please contact:                      Stephen McNamara                Joe Carmody
                                                Ryanair Ltd                               Edelman
                                                Tel: +353-1-8121212              Tel. +353-1-6789333

Please click on link below to view letters:

http://www.rns-pdf.londonstockexchange.com/rns/3782R_-2011-11-2.pdf

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 02 November, 2011

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary